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                            July 7, 2023

       Wyatt Hartley
       Chief Financial Officer
       Brookfield Renewable Partners L.P.
       73 Front Street, 5th Floor
       Hamilton, HM 12, Bermuda

                                                        Re: Brookfield
Renewable Partners L.P.
                                                            Registration
Statement on Form F-3
                                                            Filed June 29, 2023
                                                            File No. 333-272999

       Dear Wyatt Hartley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Claudia
Rios, Staff Attorney, at (202) 551-8770 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              Christopher Bornhorst,
Esq.